UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Amendment
                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)

                           NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                               December 31, 2001
            (Date of Event Which Requires Filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |x|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

----------- --------------------------------------------------------------------
    1.      NAME OF REPORTING PERSON - Peter R. Kellogg
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
----------- --------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                                      (a)|_|
            N/A                                                       (b)|x|
----------- --------------------------------------------------------------------
    3.      SEC USE ONLY
----------- --------------------------------------------------------------------
    4.      CITIZENSHIP OR PLACE OF ORGANIZATION                       USA
----------- --------------------------------------------------------------------
              NUMBER OF          5.     SOLE VOTING POWER:   1,452,600
               SHARES          -------- ----------------------------------------
            BENEFICIALLY         6.     SHARES VOTING POWER :     N/A
              OWNED BY         -------- ----------------------------------------
               EACH              7.     SOLE DISPOSITIVE POWER:   1,452,600
             REPORTING         -------- ----------------------------------------
              PERSON             8.     SHARES DISPOSITIVE POWER: N/A
               WITH
----------- --------------------------------------------------------------------
    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,452,600
----------- --------------------------------------------------------------------
   10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES
            |_|
----------- --------------------------------------------------------------------
   11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            13.9%
----------- --------------------------------------------------------------------
   12.      TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------

Item 1.
         Item (1)(a) : Name of Issuer : Nam Tai Electronics, Inc.
         Item (1)(b) : Address of Issuer's Principal Executive Offices:

                  15 Floor, China Merchant Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.
Item 2.

         Item 2(a) : Name of Person Filing: Peter R. Kellogg

This statement contains information regarding shares of Common Stock owned by IAT Reinsurance Syndicate Ltd. ("IAT"), a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned by IAT. Although shares of Common Stock owned by IAT may be deemed to be beneficially owned by Mr. Kellogg, the filing of this statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that IAT, or any other person (s) referred herein constitute a "group" with the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder.

         Item 2(b) : Address of Principal Business Office

                     120 Broadway, New York, NY 10271

         Item 2(c) : Citizenship: USA

         Item 2(d) : Title of Class of Securities

                     Common Stock, $0.01 Par Value

         Item 2(E) : CUSIP Number:  629865205

Item 3. If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:
(a) |_| Broker or Dealer registered under Section 15 of the Act.
(b) |_| Bank as defined in Section 3(a)(6) of the Act.
(c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.
(d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit
(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1 (c), check this box. ? |x|

Item 4.  Ownership:

(a)      Amount Beneficially Owned: 1,452,600
(b)      Percentage of Class:  13.9
(c)      Number of shares as to which such person has :
(i)      Sole power to vote or to direct the vote: 1,452,600
(ii)     Shared power to vote or direct the vote:    N/A
(iii)    Sole power to dispose or direct the disposition of : 1,452,600
(iv)     Shared power to dispose or direct the disposition of : N/A

Item 5.   Ownership of five Percent or Less of a Class.   N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group. N/A

Item 9.  Notice of Dissolution of Group. N/A

Item 10. Certification.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           By:   /s/ PETER R. KELLOGG
                               -----------------------
                                  PETER R. KELLOGG


Date:  February 13, 2002